FORM C

UNDER THE SECURITIES ACT OF 1933

October 25, 2022

Name of issuer: Princeton Satellite Systems, Inc. d/b/a Princeton Fusion Systems, Inc.

Form: C-corporation

Jurisdiction of Incorporation/Organization: New Jersey

Date of organization: September 10, 1992

Physical address of issuer: 6 Market Street, Suite 926, Plainsboro, N.J. 08536

Website of issuer: www.psatellite.com (primary); www.princetonfusionsystems.com

Is there a co-issuer? X **yes** _ **No.** *If yes*:

> *Name of co-issuer*: Princeton Satellite Systems CF SPV, LLC
>
> *Form*: Limited Liability Company
>
> *Jurisdiction of Incorporation/Organization*: Delaware
>
> *Date of organization*: June 30, 2022
>
> *Physical address of co-issuer*: 6 Market Street, Suite 926, Plainsboro, N.J. 08536
>
> *Website of co-issuer*: N/A

Name of intermediary through which the offering will be conducted: SV Portal LLC

CIK number of intermediary: 1841129

SEC file number of intermediary: 007-00280

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering: At the conclusion of the Offering (as defined below), the Company will pay a fee of eight percent (8%) of the amount raised in the Offering to the Intermediary (as defined below).

Any other direct or indirect interest in the issuer held by the Intermediary, or any arrangement for the Intermediary to acquire such an interest: The Intermediary will also receive two percent (2%) of the Securities (as defined below) sold in the Offering.

Type of security offered: **Convertible Promissory Note**

Target number of securities to be offered: 100,000

Price (or method for determining price) of Securities: $1

Target offering amount: $100,000

Oversubscriptions accepted: X yes _ No

>   *If yes, disclose how oversubscriptions will be allocated*: **Pro-rata basis** Pro-rata basis

Maximum offering amount (if different from target offering amount): $1,235,000

Deadline to reach the target offering amount: April 30, 2023

If the sum of the investment commitments does not equal or exceed the target offering amount (as defined below) at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees: 5

Financial Information:

	Most recent fiscal year-end (2021)	Prior fiscal year-end (2020)
Total Assets	$202,125	$332,836
Cash & Cash Equivalents	$25,344	$66,851
Accounts Receivable	$19,262	$105,145
Short-term Debt	$168,392	$196,467
Long-term Debt	$0	$0
Revenues/Sales	$562,491	$801,450
Cost of Goods/ Services Sold	$400,966	$401,166
Taxes Paid	$500	$500
Net Income	($102,636)	$51,191

The jurisdictions in which the issuer intends to offer the Securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virginia, Washington, West Virginia, Wisconsin, Wyoming.

FORM C

OFFERING MEMORANDUM



Princeton Satellite Systems, Inc.
6 Market St. Suite 926
Plainsboro, N.J. 08536

**SPV Interests Representing
Up to $1,235,000 Worth of Convertible Promissory Notes and the Shares of Non-Voting
Common Stock into Which They May Convert**

Minimum Investment: $150

Princeton Satellite Systems, Inc. ("*Princeton Satellite Systems*," "*PSS*," "*Company*," "*we,*" or "*us*") is offering $1,235,000 worth of Convertible Promissory Notes and the Non-Voting Common Stock into which they may convert. The investment will be made through Princeton Satellite Systems CF SPV, LLC (the "*Crowdfunding SPV*"), a special purpose investment vehicle exempt from registration under the Investment Company Act of 1940, as amended (the "*Investment Company Act*") pursuant to Rule 270.3a-9 promulgated thereunder. If the Target Amount (as defined below) is reached, the Crowdfunding SPV will purchase the Convertible Promissory Notes from the Company, and investors ("*Investors*" or "*you*") will receive membership interests in the Crowdfunding SPV (such interests, the "*Securities*") commensurate to their investment amount.

The minimum target amount of this Offering is $100,000 (the "*Target Offering Amount*"). The Company must reach its Target Amount by April 30, 2023 (the "*Offering Deadline*"). Unless the Company raises at least the Target Amount by the Offering Deadline, no Securities will be sold in this offering ("*Offering*"), investment commitments will be cancelled, and committed funds will be returned to you.

If the Company reaches the Target Amount prior to April 30, 2023, the Company may undertake early closings on a rolling basis while allowing additional investment commitments towards its $1,235,000 maximum raise (the "*Maximum Offering Amount*"). Further, the Company may determine that it is in its best interest to amend this Offering to include audited financial statements in order to raise more than $1,235,000. Previous Investors for whom the Company has accepted subscriptions will not have the opportunity to reconfirm their investments after such amendment, if any, has been filed.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, Investors must rely on their own examination of the issuer and the terms of this Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "*SEC*") does not pass upon the merits of the Securities offered or the terms of this Offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company offering materials, the words "estimate," "project," "believe," "anticipate," "intend," "expect," and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

TABLE OF CONTENTS

THE COMPANY AND ITS BUSINESS

Overview

Princeton Satellite Systems is a small business formed in 1992 that develops advanced technology for the aerospace and energy sectors. The Company offers commercial software and hardware products that enable customers to pursue similarly demanding, state-of-the-art applications. The Company also performs research and provides consulting services in satellite attitude and orbit estimation and control.

Our Innovation

Our agility and broad expertise enables us to rapidly develop innovative solutions to a wide range of aerospace and control problems. Our satellite control experience dates back over 40 years and includes the complete flight control software for a commercial geosynchronous (GEO) communications satellite. This experience has led us to win Small Business Innovation Research ("*SBIR*") government grants across a spectrum of space technologies, including precision attitude control systems, relative orbit control systems, navigational neural networks, and satellite optimal planning. We have expertise in real-time control systems as well as iPhone apps, web services, Unix, Mac, and Windows application development, and general MATLAB programming. We also sell small satellite structures and sensors.

PSS's energy systems business encompasses both terrestrial and space energy production applications, including home solar and battery backup systems and fusion power and propulsion. For over 10 years, we have collaborated with the Princeton Plasma Physics Laboratory on the Princeton Field-Reversed Configuration (PFRC) fusion reactor concept (the "*PFRC*"). The PFRC is PSS's unique, patented fusion reactor concept that may lead to microreactors small enough to be truly portable and therefore also used in space. Fusion reactors are capable of providing always-on or "firm" carbon-free energy. The PFRC has the potential to be operated in a direct propulsive mode, as a bimodal fusion rocket, producing electricity and propulsive thrust simultaneously. Advantages of the PFRC over other fusion configurations for general power production are:

- Ability to burn advanced fusion fuels, reducing damaging neutron wall loads by several orders of magnitude relative to deuterium-tritium machines.
- Reduction of neutron shield requirements leading to smaller magnets and a more compact size.
- Uses naturally occurring and non-radioactive fuels; no fuel breeding blanket is required
- Small enough to fit on a tractor-trailer for easy transport.
- No new magnet, materials, or heat conversion technology required.
- Lower capital cost.

Advantages of the PFRC specific to space power and propulsion:

- The low neutron radiation is critical. The reduction of shield thickness makes the reactor light and small enough to fit on today's launch vehicles and is enabling for use in propulsion.

1

- Microreactor scale of 0.5 to 10 MW is useful for a wide range of missions planned in the next 20 to 30 years, from smaller robotic payloads to large manned expeditions
- Magnetic mirror configuration provides a natural mechanism to produce thrust.
- Advanced fuels produce charged particles, which can be directed by electric and magnetic fields to produce thrust.
- Unique propellant flow mechanism enables variable thrust and specific impulse so that engine performance can be optimized for different interplanetary destinations.
- Direct thrust fusion propulsion is 400% more mass efficient (power per unit mass) than fusion-electric systems – a fusion reactor powering a separate electric propulsion system with complex power conversion.
- PFRC can continue to produce net electricity while used in propulsive mode; no other power source is needed.
- Shortened trip times reduce costs and are safer for people and electronics.

Market

The market for our software and design services and aerospace GN&C technologies in optical navigation, precision attitude control, structures, sensors, and reaction wheels

The global space economy is growing, reflecting increases in both commercial and military space markets. According to The Space Report, the authoritative report on the global space ecosystem, commercial space grew 6.6% in 2020 and the US military spending in space increased 6.1%. Non-military government space spending is relatively constant. 2021 set a record for space launch attempts. Software and design services such as those we provide find most traction with new entrants to the satellite development market and established companies seeking to develop new satellite designs in different size or orbit classes. Despite the increasing availability of commercial components for large and small satellites, many satellite missions still require unique configurations. The increasing number of satellites provides a potential market for the advanced technologies we are actively developing in optical navigation, precision attitude control and sensing, and reaction wheels.

The prospective market for PFRC fusion reactors

The PFRC has both space and terrestrial applications. In space, PFRCs can provide standalone power or be used in a propulsive configuration. Terrestrially, PFRCs may be used for portable power, remote power in locations lacking grid infrastructure, distributed power plants, maritime applications, etc.

The terrestrial PFRC market overlaps with that of small modular fission reactors. This market segment alone is valued at $9.5 billion globally and growing at 3.6% from 2022 to 2030. We estimate the total portable power market in the U.S. is about $25B, driven by military needs for decarbonized electrical forward power and emergency power. Power demand growth in developing countries is expected to be a $1 trillion market in the next 20 years, a lucrative market for clean PFRCs.

NASA launches flagship missions, expensive science missions costing billions of dollars, every year or two. NASA is planning stations in cislunar space and bases for the moon and Mars. The U.S. military maintains a number of large, powerful satellites in orbit and has a mission to provide security to U.S. space interests throughout cislunar space. Therefore, we expect a market for two to eight PFRC space reactors per year (if we successfully develop a PFRC microreactor) based on current and planned NASA and U.S. military missions alone, with a market value of up to $2 billion per year. Once a PFRC space capability has been demonstrated, it will be an enabling capability for space resource utilization and a commercial manned presence in Earth orbit and cislunar space.

The prospective market for our power electronics products

The Company is developing a power electronics product line for fusion systems and other high-reliability applications with support from ARPA-E. The global power electronics market size was valued at $26.6 billion in 2021 and is projected to reach $43.7 billion by 2031, growing at a CAGR of 5.1% from 2022 to 2031. These high-efficiency boards utilizing the latest wide bandgap semiconductors including SiC GaN and GaN on SiC, will have applications to all fusion heating systems, plasma control, and other fusion applications. They will also be applicable to other high power applications such as electric trucks, trains, and wind turbines.

The market for fusion electronics is entirely for experimental machines at the present time. There are 30 companies working on fusion devices. For a typical magnetic confinement device, 100 boards would be required per customer. For pulsed machines, such as used by Zap or General Fusion, 50 boards would be required. This leads to a market estimate for just experimental fusion of $5M/year starting in 2023. This will grow as more machines come online. By 2030 Commonwealth Fusion hopes to be selling 200 MWe machines. For each machine, 40 MW of power electronics will be needed. This would be a market of $1M/machine or in excess of $100M/year when CFS is in full production.

More information about the Company can be found at www.psatellite.com. You may wish to view such website at the time you consider making an investment commitment.

Business Plan

Princeton Satellite Systems currently generates revenue through the commercial products derived from the Company's government contracts, MATLAB Toolboxes, C++ software products, space hardware, and consulting services. The Company has also generated revenue from Small Business Innovation Research Program (SBIR) contracts, as well as consulting contracts.

In the aerospace and control product area, we will continue our development of both software and hardware technology and plan to pursue flight opportunities to mature our optical navigation, precision attitude control, and reaction wheel products. In the fusion power and propulsion area, our goal is to fund the next-generation PFRC experiment at a private facility to demonstrate the scientific and engineering feasibility of the PFRC approach. This will be followed by a PFRC fusion pilot plant and a fusion rocket prototype. PSS is currently developing power electronics for fusion systems utilizing state-of-the-art solid state devices, which is anticipated to provide a

revenue stream in the fusion area independent of the PFRC microreactor (if and when such PFRC microreactor is successfully developed and generates revenues for the Company). Other potential spin-offs of this work include Brayton cycle heat engines, low energy neutral beams, hybrid superconducting coils, and X-ray and high temperature plasma sources.

The Company's Products/Services

Product/Service	Description	Current Market
MATLAB Toolboxes	Toolboxes for spacecraft and aircraft control design and simulation. Add-on modules for solar sails, formation flying, spin-axis attitude determination, and optical navigation. Fusion energy toolbox for reactor and propulsion analysis.	Customers worldwide, including aerospace companies, universities, and space agencies.
C++ software frameworks	Simulation framework for implementing real-time multi-timescale control systems. Packages of models and algorithms for spacecraft, aircraft, and launch vehicles. MatrixLib matrix library.	Commercial and government satellite developers
CubeSat frame	Aluminum frame	Commercial satellite developers
2-axis sun sensor	3D printed sun sensor	Commercial satellite developers
iPhone apps	QuaternionCalc, quaternion math calculator	Apple users
Spacecraft Attitude and Orbit Control, 4th and 5th editions	Textbook about attitude and orbit control and the required mathematics and control theory involved therein using examples from the Spacecraft Control Toolbox. Includes a free software download.	Individuals, companies, and universities.
Consulting	Consulting services in aerospace guidance, navigation, and control including toolbox training.	Customers worldwide, including aerospace companies, universities, and space agencies.

Research and Development

The Company has a robust internal research and development program. Since 1998, PSS has performed federal SBIRs for government agencies including NASA, the Air Force, the Army, the

4

Navy, the National Science Foundation (NSF), and the Missile Defense Agency (MDA). Independent research and development projects include those started with SBIRs but also independent projects such as hypersonic launch vehicle engines and solar power systems. The Company continues to develop and market its technology portfolio, which includes formation flying and proximity operations algorithms, solar sail control systems, optical navigation including neural-net based terrain tracking, spacecraft reaction wheels, optimal planning, and advanced GN&C algorithms, as well as fusion energy systems.

Competition

Fusion

The Company's competition in the fusion area includes commercial fusion companies such as Commonwealth Fusion Systems, General Fusion, CT Fusion, Zap Energy, TAE Technology, and Helion Energy. There are over 30 private companies involved in fusion reactor development. In addition, numerous national laboratories are developing fusion power technology.

Compared to such companies offering larger fusion reactors, the Company's PFRC microreactor is much smaller, and may be applied essentially anywhere where a small fission reactor or diesel generator might be used. This gives the PFRC a completely different market in portable and modular power compared to mainstream reactors.

Portable Power

Key competitors in portable power include companies offering small modular fission reactors and diesel generators. Diesel generators are widely commercially available while small modular fission reactors are largely still under development. Diesel generators require a constant fuel supply and emit greenhouse gases. Fission reactors produce long-lived radioactive waste, present security issues and have large cooling requirements.

Space applications

For space applications, other commercial fusion reactors do not have the ability to operate in direct propulsive mode; they must be coupled with a separate thruster for space propulsion applications. Such fusion-electric systems have a huge mass penalty for power conversion. Any D-T reactor that relies on tritium breeding will be too heavy for use in space propulsion due to the 1-meter lithium blanket required, adding thousands of kg of mass. Even if the tritium were stored onboard and not bred the reactor requires similarly wide shielding. Advanced fuels have a key advantage for compact reactors but still have the mass penalty if used with electric propulsion as stated.

There are other companies pursuing space fusion power and propulsion, including Helicity Space, NearStar Fusion, and Avalanche Energy. The technology of all three companies is very early-stage compared to the PFRC, which is based on magnetic confinement and has roots in the Tokamak. The Helicity Space plectoneme engine requires a separate power source unless the engine is in the 100 MW class, limiting mission applicability and performance. The NearStar Fusion liner engine is similarly large-scale, suitable for only the largest missions, and also requires a power source.

Both of these are pulsed, with high instantaneous loads on the subsystems. Avalanche Energy's technology is also early-stage and produces only power, in the 10 kW class, and not propulsion. They have been selected for a Defense Innovation Unit (DIU) contract to develop a space demonstration. NASA is funding other space nuclear reactor projects but these involve fission, with its high mass per unit power and commensurately lower performance.

Aerospace

In the aerospace area, competition in the software market includes MATLAB's own aerospace products and AGI's Systems Tool Kit. The Freeflyer from A.I. solutions is another commercial product. Such products have simulation and mission planning capabilities that overlap with our toolboxes. Our MATLAB toolboxes provide full source code and algorithm design and test capabilities that such competing products do not. There are numerous free resources available developed by private individuals or universities; NASA also makes some open-source spacecraft software available. These do generally provide source code but do not offer technical support.

Intellectual Property

Registered Patents

Application or Registration No.	Title	Description	File Date	Grant Date	Country
10752385	Magnetic dipole cancellation	Field measurement and compensating coil for spacecraft with large magnetic devices	3/9/2018	9/13/2018	U.S.A.
10241191	Multi-sensor target tracking using multiple hypothesis testing	Method to efficiently associate measurements from multiple sensors with tracks.	8/25/2015	2/25/2016	U.S.A.
8921685	Solar Power camouflage	Solar panels coupled to a net providing optimal power generation and camouflage.	12/14/2012	3/6/2014	U.S.A.
8193657	Vertical axis wind turbine	Actively controlled	4/15/2009	4/22/2010	U.S.A.

	using individual blade pitch and camber control integrated with matrix converter	vertical axis wind turbine enabling high efficiency wind energy extraction and intelligent turbine interaction			
8081302	Multimode optical sensor	Laser radar sensor providing higher velocity resolution and better detectability by employing both coherent and noncoherent detection	8/18/2008	12/30/2010	U.S.A.
9822769 (Patent jointly owned by PSS and Princeton University)	Method and apparatus to produce high specific impulse and moderate thrust from a fusion-powered rocket engine	A relatively small fusion rocket engine producing and controlling thrust and specific impulse from a constant fusion reaction	5/10/2013	11/21/2017	U.S.A.
10229756 (Patent jointly owned by PSS and Princeton University)	In space startup method for nuclear fusion rocket engines	Combustion startup system for fusion engines in space utilizing electrolysis for future startups	8/22/2014	3/12/2019	U.S.A.

7

10811143	In space startup method for nuclear fusion rocket engines	Combustion startup system for fusion engines in space utilizing electrolysis for future startups	1/17/2019	10/20/2020	U.S.A.
JP6023876	Method for generating high specific thrust and moderate thrust from fusion power rocket engine.	A relatively small fusion rocket engine producing and controlling thrust and specific impulse from a constant fusion reaction	5/10/2013	11/9/2016	Japan

Litigation

The Company is not subject to any current or threatened litigation.

Property

The Company owns some significant equipment which is on loan to PPPL for use in the PFRC-2 experiment, including:

- High-Definition (1 GHz) Digital Oscilloscope (Teledyne Lecroy)
- Silicon X-ray detector (Amptek SDD)
- Two 50 kW, 480 V high-slew power supplies (MagnaPower)
- Two 15 kW, 480 V power supplies (MagnaPower)
- Six 2 nF vacuum capacitors (AnXon)
- 0.5 T large-bore superconducting magnet

RISK FACTORS

The SEC requires that we identify risks that are specific to our business and its financial condition. The Company is still subject to the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company and our Business

The Company is a small business and its prospects must be considered in light of the risks that any small business with limited revenue may encounter on the market.

None of the Company's past periods of profitability guarantee future profitability and investors should keep in mind that the Company is a small business with limited revenue. The likelihood of the Company's success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by small businesses. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Changes in government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. We expect that court actions and regulatory proceedings will continue to refine our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

Voting control is concentrated in the Company's managing personnel.

Currently, the Company's board of directors (the "***Board of Directors***") has sole voting control. Subject to any fiduciary duties owed to shareholders or Investors under New Jersey law, the Board of Directors can exercise significant influence on matters requiring shareholder approval,

including the election of directors, approval of significant company transactions, and will have unfettered control over the Company's management and policies. You may have interests and views that are different from those of our management. For example, management may support proposals and actions with which you may disagree with. The concentration of voting control in the Board of Directors could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company. This may reduce the price potential investors are willing to pay to invest in the Company.

The Company depends on certain key personnel and faces challenges recruiting needed personnel.

The Company's future success depends on the efforts of a small number of key personnel, particularly its current Board of Directors, officers, and its scientists and engineers. In addition, due to its limited financial resources and the specialized expertise required, the Company may not be able to recruit the individuals at a cost needed for its business needs. There can be no assurance that the Company will be successful in attracting and retaining the personnel the Company requires to operate and be innovative.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on certain key personnel in order to conduct its operations and execute its business plan; however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such personnel could negatively affect the Company and its operations. We have no way of guaranteeing key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risks of relying on key personnel.

If the Company cannot protect, maintain and, if necessary, enforce its intellectual property rights, its ability to develop and commercialize products will be adversely impacted.

The Company's success, in large part, depends on its intellectual property and any future intellectual property the Company may develop. The Company uses great efforts to protect information pertaining to the Company's intellectual property. However, such information may still be at risk of being duplicated by others. Some of the proprietary information developed by the Company may not be patentable, and there can be no assurance that others will not utilize similar or superior solutions to compete with the Company. The Company cannot guarantee that it will develop proprietary products that are patentable, and that, if issued, any patent will give a competitive advantage or that such patent will not be challenged by third parties. The process of obtaining patents can be time consuming with no certainty of success, as a patent may not issue or may not have sufficient scope or strength to protect the intellectual property it was intended to protect. The Company cannot assure you that its means of protecting its proprietary rights will suffice or that others will not independently develop competitive technology or design around patents or other intellectual property rights issued to the Company. Even if a patent is issued, it

10

does not guarantee that it is valid or enforceable. Any patents that the Company or its licensors have obtained or obtain in the future may be challenged, invalidated, or unenforceable. If necessary, the Company will initiate actions to protect its intellectual property, which can be costly and time consuming and adversely affect financial performance.

We are dependent on general economic conditions.

Our business model is dependent on generating revenue through our products and services. Adverse national and international economic conditions may reduce the future interest of our target customers, which would negatively impact our revenues and possibly our ability to continue operations. These fluctuations may be significant and could impact our ability to operate our business.

Evolving regulations in the energy sector may impact the Company's business and prospects.

We anticipate U.S. and international regulations in the energy sector to evolve, which may impact our operations and financial performance. If new or changed regulations are introduced, they may limit our ability to market and sell our products and services to customers, as well as possibly limiting our customer's ability to apply our products and services.

The Company is currently developing power electronics for fusion systems, but the products supported by such power electronics may never materialize and even if developed, such products may fail to generate revenue.

The Company is currently developing power electronics for fusion systems that are anticipated to provide a revenue stream separate from those of the Company's existing products. However, there is a risk that such technology may never materialize, and even if it does, the new power electronics products may fail to generate revenue. Such risks present the possibility that the Company's financial performance could be adversely impacted.

The proceeds of this Offering may be insufficient to develop the PFRC into a nuclear fusion reactor.

The Company anticipates allocating a significant portion of the proceeds of this Offering towards further research and development of the PFRC. In ideal circumstances, such research and development will support development of a nuclear fusion microreactor. However, there is no guarantee that sufficient funds will be raised in this Offering. Therefore, there is a possibility that the Company will be unsuccessful in developing a nuclear fusion microreactor, a key milestone in the Company's development of the PFRC concept and the propulsion applications the Company envisions.

The Company may be unsuccessful in further developing the PFRC microreactor and/or its propulsion applications.

The Company intends to use the proceeds of this Offering for further research and development of the PFRC (including extension of its application in propulsion), the development of the PFRC

microreactor. However, even if sufficient funds are raised from this Offering, the physics may ultimately prove the PFRC microreactor to be unworkable. Further, the PFRC may prove to not useful for propulsion. Therefore, it is possible that the Company's investment in development the PFRC may not lead to entry in the space, military, or commercial markets and thus, such investment may fail to generate financial returns.

Risks Related to the Securities and the Offering

Any valuation at this stage is difficult to assess.

The Company has not obtained a valuation. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and the amount you invest in the Company may not reflects the true value of interests therein.

There is no guarantee of return on your investment.

There is no assurance that a purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each purchaser should read this Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

Investors will not become equity holders until the Convertible Promissory Notes (the "Convertible Notes") convert to Non-Voting Common Stock and even upon such conversion, Investors have no voting rights.

Investors do not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time until the Convertible Notes convert. The Convertible Notes will convert either upon a future round of financing great enough to trigger a conversion prior to the Convertible Notes' maturity date, or upon the maturity date. Even upon conversion, Investors have no voting rights as holders of Non-Voting which are identical to the Company's Common Stock in all respects except for their lack of voting rights. Thus, Investors will never be able to vote on any of the Company's matters, such as additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. The Securities are non-voting interests in the Company, potentially with rights less than those of other Company investors.

This Offering involves rolling closes. Therefore, earlier Investors may invest without the benefit of information available to Investors entering later in the process.

We may conduct closings on funds tendered in the Offering at any time. Upon closing, purchasers whose subscription agreements have been accepted officially become investors of the Company. We may file amendments to our Form C reflecting material changes, and Investors whose subscriptions have not yet been accepted will have the benefit of additional information to make investment decisions. Such Investors may withdraw their subscriptions and receive a refund.

However, those purchasers whose subscriptions are already accepted may not withdraw their subscriptions or receive a refund.

This investment is illiquid.

There is no currently established market for reselling the Securities. If you decide that you want to resell the Securities in the future, you may not be able to find a buyer.

Our management has considerable discretion over the use of proceeds from this Offering.

The net proceeds from this Offering will be used for the purposes described under the "Use of Proceeds" section. The Company reserves the right to use Offering proceeds for other purposes not presently contemplated which it deems to be in the best interests of the Company and its investor. The Company's use of proceeds may subsequently change to address changed circumstances or opportunities. As a result of the foregoing, the success of the Company may be substantially dependent on the discretion and judgment of management with respect to application and allocation of the net proceeds of this Offering.

The value of your investment may be diluted if the Company issues additional shares of its capital stock, options, or convertible securities.

The Convertible Notes may convert at a conversion price in the future, or a valuation cap. If the Company issues additional shares of its capital stock, or additional options and convertible securities, the value of the Securities will be diluted. The Securities do not have an anti-dilution protection provisions for investors. Therefore, investor ownership stake in the Company may decrease as a result of additional issuances of capital stock, options, or convertible securities.

The Company has not yet authorized the Non-Voting Common Stock into which the Convertible Notes may convert.

Pursuant to its terms, the Securities may convert into shares of the Company's Non-Voting Common Stock. Those shares have not yet been authorized under the Company's certificate of incorporation, and there are insufficient shares available to convert the Convertible Notes into the Company's existing capital stock. Should the Company fail to authorize the Non-Voting Common Stock into which the Convertible Notes convert, Investors may not receive the equity interests to which they would be entitled.

You will not be investing directly into the Company, but into a special purpose vehicle.

Changes to the securities laws, which went into effect on March 15, 2021, permit us to use a special purpose vehicle in this Offering. That means that by purchasing the Securities, you become a member of the Crowdfunding SPV. The Crowdfunding SPV then uses the investors' commitments to purchase the Convertible Notes. A condition to using an SPV in this Offering is that the Crowdfunding SPV passes on the same economic and governance rights set forth in the Convertible Notes. However, it may not always be possible to replicate those rights exactly, because the Crowdfunding SPV is a limited liability company formed under Delaware law, as

opposed to a Delaware corporation. This arrangement has not previously been used for investments; therefore, there may be unforeseen risks and complications. You will also be relying on us, as the sole member of the Crowdfunding SPV, to make sure the Crowdfunding SPV complies with Delaware law and functions in accordance with securities law. The structure of the Crowdfunding SPV is explained further in *"Securities Being Offered."* Under certain circumstances, the Crowdfunding SPV will terminate and distribute the Convertible Notes it holds to you, such that you will hold the Convertible Notes directly. Again, this arrangement is unprecedented, so there may be delays, complications and unexpected risks in that process.

The subscription agreement has a forum selection provision that requires disputes be resolved in state or federal courts in the State of Delaware, regardless of convenience or cost to you, the investor.

In order to invest in this Offering, investors agree to resolve disputes arising under the Note Subscription Agreement (the "***Subscription Agreement***") in state or federal courts located in the State of Delaware, for the purpose of any suit, action or other proceeding arising out of or based upon the agreement, including those related federal securities laws. Section 22 of the Securities Act of 1933, as amended (the "***Securities Act***") creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. We believe that the exclusive forum provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court will enforce such a provision in this context. Investors will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations thereunder. This forum selection provision may limit your ability to obtain a favorable judicial forum for disputes with us.   Alternatively, if a court were to find the provision inapplicable to, or unenforceable in an action, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

Investors in this Offering may not be entitled to a jury trial with respect to claims arising under the subscription agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under the subscription agreement.

Investors in this Offering will be bound by the Subscription Agreement, which includes a provision under which investors waive the right to a jury trial of any claim they may have against the company arising out of or relating to the agreement, including any claims made under the federal securities laws. By signing the agreement, the investor warrants that the investor has reviewed this waiver with his or her legal counsel, and knowingly and voluntarily waives the investor's jury trial rights following consultation with the investor's legal counsel.

Although a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by a federal court, such waiver is generally enforceable in a state court. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the

Subscription Agreement. You should consult legal counsel regarding the jury waiver provision before entering into the Subscription Agreement.

DIRECTORS AND OFFICERS

Below are the directors and officers of the Company, their educational and current professional history, and biographies.

Name	Positions Held at the Company	Professional history	Education
Michael Paluszek	Founder, Director, President	Founder, Director, President, Princeton Satellite Systems, Inc. (1992 – present)	E.A.A., S.M., Aeronautics and Astronautics, MIT (1979) S.B., Electrical Engineering, MIT (1976)
Marilyn Ham	Director, Secretary	Director, Secretary, Princeton Satellite Systems, Inc. (1993 – present) Lillipies Bakery, Sales Associate (2021 – present) Manager, Music Department, Princeton University (1990 – 2020)	B.A., English Literature, Simmons College (1976)
Stephanie Thomas	Vice President	Vice President, Princeton Satellite Systems, Inc., Vice President (2001 – present)	S.M., MIT (2001) S.B., Aeronautics and Astronautics, MIT (1999)

Michael Paluszek

Mr. Paluszek is Founder, President, and a Director of Princeton Satellite Systems. He has 41 years of experience in nuclear fusion power systems, software design, Artificial Intelligence, control system design, analysis and simulation of aerospace and energy systems. As President of PSS, Mr. Paluszek is responsible for company management. He is developing the technology to market plan for the ARPA-E OPEN contract. He is also designing the RF, power conversion and power recycling subsystems for the PFRC power plant. He developed a new distributed computer architecture for small fusion and fission power plants. He is working on a high-altitude ramjet powered by a PFRC fusion engine and a helium-3 mining architecture to mine helium-3 from the Uranus atmosphere. He is the author of three books on machine learning and deep learning using MATLAB. Prior to founding PSS in 1992, Mr. Paluszek was an engineer at General Electric (GE) Astro Space in East Windsor, New Jersey. Before GE, Mr. Paluszek worked at Draper Laboratory

where he worked on the Space Shuttle, Space Station and submarine navigation. Mr. Paluszek is the primary author of the Spacecraft Control Toolbox for MATLAB that includes functions for the design, analysis and simulation of spacecraft. He has led numerous SBIR contracts for NASA, the U.S. Army, and the U.S. Air Force.

Marilyn Ham

Ms. Ham is a director of Princeton Satellite Systems and also its Secretary. She holds a B.A. from Simmons College in Boston, Massachusetts. She took undergraduate courses in physics and Civil Engineering at MIT. Marilyn was Manager of the Department of Music at Princeton University from June 1990 until her retirement in 2020. Before that, she was the Manager of the Department of Chemistry at Princeton University and a Manager in the Department of Food and Nutrition at MIT. She has extensive experience in financial management, contract management, and proposal writing. While at Princeton, Ms. Ham received the Academic Managers Group Award and the Special Performance Recognition Award. Marilyn was President and Vice-President of the MIT Club of Princeton. She was also a board member of the University NOW Day Nursery in Princeton, New Jersey.

Stephanie Thomas

Ms. Thomas is the Vice President of Princeton Satellite Systems. Ms. Thomas has been at PSS since 2001. She has over 20 years of experience as an aerospace engineer. She was recently the Principal Investigator on a superconducting magnet NASA STTR and a NASA NIAC grant on fusion propulsion. Ms. Thomas manages release of PSS's commercial software products, including the Spacecraft Control Toolbox and Fusion Energy Toolbox. She is co-author of several books, including "MATLAB Recipes" (2015) and "MATLAB Machine Learning" (2017), both published by Apress.

KEY PERSONS

Below are key persons of the Company, their educational and current professional history, and biographies.

Name	Positions Held at the Company	Professional history	Education
Chris Galea	Research Scientist	Research Scientist, Princeton Satellite Systems, Inc. (2021 – present)	Ph.D., Mechanical and Aerospace Engineering, Princeton University (2021) S.B., Aeronautics and Astronautics, and Physics, MIT (2016)
Sangeeta P. Vinoth	Research Scientist	Research Scientist, Princeton Satellite	Ph.D. Physics, University of Mumbai (2012)

Doc ID: 94f85ce57e64b7632ca142717fae4b47777f1d63

		Systems, Inc. (2019 – present) Research Assistant, Princeton Plasma Physics Laboratory (2014 – present)	Master's, Nuclear Physics, University of Mumbai (2004) B.S., Physics University of Mumbai (2002)

Christopher Galea

Dr. Christopher Galea is Research Scientist at Princeton Fusion Systems. He has expertise in plasma diagnostics, short-pulsed lasers, and plasma physics. At MIT, Dr. Galea double-majored in Aerospace Engineering and Physics and completed his S.B. in 2016. It was at MIT that Dr. Galea first interned at Princeton Satellite Systems, where he was introduced to the Princeton Field-Reversed Configuration (PFRC) experiment, an experiment he is still working on today. At Princeton University, Dr. Galea conducted his dissertation work on "Coherent Microwave Scattering from Laser-Generated Plasma in External Magnetic Field and Weakly Ionized Plasma Environments," the thesis of which he completed in July 2021. During his graduate tenure, Dr. Galea worked closely with the Princeton Plasma Physics Laboratory (PPPL) – he worked on a laser-induced fluorescence (LIF) diagnostic for measuring plasma ion and neutral velocity distribution functions. Dr. Galea joined Princeton Fusion Systems (aka Princeton Satellite Systems) as Senior Scientist in August 2021, where he is conducting research supported by ARPA-E OPEN and ARPA-E GAMOW grants on PFRC-2 developments and power electronics development for fusion reactors, respectively.

Sangeeta P. Vinoth

Dr. Sangeeta P. Vinoth is a Research Assistant at Princeton Plasma Physics Laboratory and, since 2019, a part-time Research Scientist at Princeton Satellite Systems. She has expertise in plasma spectroscopic diagnostics and computational modeling. Dr. Vinoth completed her Ph.D. from University of Mumbai (December 2012), in the Department of Physics, conducting research on study of fluid flow and heat transfer on Inductively Coupled Plasma (ICP) Reactor: Computation and Experiments. At Princeton Plasma Physics Laboratory from July 2014 to September 2014, Dr. Vinoth worked as a Research Fellow in on with LTX (Lithium Tokamak Experiment) team on python programming of filterscope data. From 2016 until 2019, Dr. Vinoth conducted research to support the ARPA-E OPEN by spectroscopic diagnosis of Princeton Field Reversed Configuration. She has been upgrading her collisional radiative model of hydrogen to predict the time resolved electron temperature. She has been identifying the impurities involved in visible emission and time resolved impurities at each location and its effect with diamagnetic loops.

OWNERSHIP AND CAPITAL STRUCTURE

Ownership

Below are the beneficial holders of twenty percent (20%) or more of the Company's outstanding voting equity securities as of the date of this Form C.

18

Name	Number and type/class of security held	Percentage ownership
Michael Paluszek	100 shares of common stock	45.45%*
Marilyn Ham	100 shares of common stock	45.45%*

*This percentage calculation is derived from the Company's outstanding voting equities. Percentage calculated is an approximation and rounded to the nearest decimal point.

Outstanding Securities

Below are the Company's outstanding securities as of the date of this Form C.

Security	Amount Outstanding	Material Terms	Percentage Ownership of the Company by such security holders	How the security may affect the value of the Securities
Common Stock (as defined below)	220	One (1) vote per share, no anti-dilution rights	100%*	If the Company issues additional shares of Common Stock, the value of the Securities will be diluted.

*This percentage calculation is derived from the Company's outstanding capital stock.

Debt

Below is the Company's outstanding debt as of the date of this Form C.

Type	Loan
Creditor	Michael Paluszek
Amount Outstanding	$25,000
Material Terms	2% annual interest.
Collateral	None.
Maturity Date	None. The loan is repayable upon 90 days of the creditor's written demand for repayment.
Date Entered Into	April 29, 2022.

Type	Loan
Creditor	Michael Paluszek
Amount Outstanding	$20,000

Material Terms	2% annual interest
Collateral	None.
Maturity Date	None. The loan is repayable upon 90 days of the creditor's written demand for repayment.
Date Entered Into	February 28, 2022.

Type	Loan
Creditor	Michael Paluszek
Amount Outstanding	$30,000
Material Terms	2% annual interest
Collateral	None.
Maturity Date	None. The loan is repayable upon 90 days of the creditor's written demand for repayment.
Date Entered Into	May 27, 2022.

Type	Loan
Creditor	Michael Paluszek
Amount Outstanding	$20,000
Material Terms	2% annual interest
Collateral	None.
Maturity Date	None. The loan is repayable upon 90 days of the creditor's written demand for repayment.
Date Entered Into	Aug 29, 2022.

Type	Loan
Creditor	Michael Paluszek
Amount Outstanding	$24,500
Material Terms	2% annual interest
Collateral	None.
Maturity Date	None. The loan is repayable upon 90 days of the creditor's written demand for repayment.
Date Entered Into	Sept 28, 2022.

USE OF PROCEEDS

Generally, the Company intends to use the Offering proceeds to expand the capabilities of the Company to enter into contracts for public and private customers, and to develop new technology to enable entry into the fusion power and propulsion market.

The following table discusses the Company's anticipated uses of proceeds in further detail. The percentage below reflect the net proceeds received by the Company from the Crowdfunding SPV after offering commissions payable to SV Portal LLC. For further discussion, see the section entitled "Financial Discussion."

20

Use of Proceeds	Description of Use of Proceeds	Percent Allocation of Proceeds if Target Offering Raised*	Percent Allocation if Maximum Offering Amount Raised*
Modeling, Analysis, and Design	The Company anticipates using such percentage of proceeds to provide modeling and design work including cost-share for government contracts.	50%	20%
Experiment Operations	The Company anticipates using such percentage of proceeds to support experiments on PFRC-2 to gather needed data on plasma parameters including temperature.	40%	30%
Hardware and Equipment	The Company anticipates using such percentage of proceeds to acquire new components for the PFRC-2, which can be reused on a future PFRC-3 experiment, such as more efficient RF heating system components and trim coils	0%	30%
Offering Expenses	The Company anticipates using such percentage of proceeds to cover necessary Offering expenses, including fees to the intermediary, legal fees, and accounting fees.	10%	12%
Working Capital	The Company anticipates using such percentage of proceeds	0%	8%

	for general operating expenses such as salaries.		

Note: The above figures represent only estimated costs. This expected use of net proceeds from the Offering represents our intentions based upon our current plans and business conditions. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors. As a result, the Company's management retains broad discretion over the allocation of the net proceeds from this Offering, and the above table is not binding upon the management of the Company. We may find it necessary or advisable to use the net proceeds from this Offering for other purposes, and will have broad discretion in the application of net proceeds.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

FINANCIAL DISCUSSION

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this offering memorandum. Such discussion also contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

Overview

Princeton Satellite Systems Inc was incorporated on September 10, 1992, under the laws of the State of New Jersey. PSS is a small business developing advanced technology for the aerospace and energy sectors. The Company offers commercial software and hardware products that enable customers to pursue the same types of demanding, state-of-the-art applications. The Company also performs research and provides consulting services in satellite attitude and orbit estimation and control.

The Crowdfunding SPV was organized on June 30, 2022, and has no purpose other than to hold the Convertible Notes to be issued by the Company as part of this Offering, and pass through the rights related to such Convertible Notes.

Operating Results

For the fiscal years ending on December 31, 2021 and 2020, the Company generated $562,491 and $801,450, respectively.

Following this Offering, we anticipate continuing to generate revenue from our software products, consulting services, and additional government contracts in the areas of aerospace and energy. If the Company successfully develops a PFRC microreactor, it anticipates generating future revenue from commercial sales and government sales of the PFRC microreactor, including to the U.S. military, NASA, other US government agencies such as the Federal Emergency Management Agency (FEMA) and the Department of Homeland Security, and certain foreign governments. If the Company successfully develops power electronics for fusion systems, the Company also anticipates generating revenue from the sale of such power electronics to commercial fusion companies and work on government fusion projects.

Liquidity and Capital Resources

As of December 31, 2021 and 2020, the Company had $199,276.00 and $342,267.53 in assets, respectively. The Company also received funding through five loans entered into with Michael Paluszek (see "Debt," above). Currently, as its main source of capital, the Company generates revenue from its consulting services, government research grants, and selling products such as the MATLAB Toolboxes and the PFRC fusion microreactor.

The Company will require additional capital, including its proceeds from this Offering, for the continued development of the PFRC microreactor and power electronics business areas. The Company is seeking funds in addition to those funds being raised in this Offering.

Valuation

As of the date of this Form C, the Company has no valuation ascribed to it.

Plan of Operations and Milestones

Fusion

In the fusion business area, we will gather additional data from our existing PFRC-2 experiment utilizing newly available ARPA-E funded diagnostics that will measure ion and electron temperatures and densities. The next step is to design, build, and operate a fully superconducting next-generation PFRC-3 device (the "**PFRC-3**"). The goal of such device is to heat and confine plasma to temperatures and densities high enough for fusion. If the PFRC-3 is successful in achieving its plasma milestones, we will then design, build and operate a PFRC pilot power plant which will achieve net gain from the target fusion fuels of deuterium and helium-3. At all of these steps we will seek maximum support from the government in grants and public-private partnerships. After the pilot plant fusion demonstration we will pursue government contracts for a space or military first application of a 1 MW PFRC microreactor followed by entering the space and military markets. A commercial PFRC microreactor design would follow for the civilian industrial and public sector markets. Our goal is to develop a flight version of PFRC in the same timeframe as that projected for the mission readiness of nuclear fission propulsion, i.e., by 2040.

Power electronics

In the power electronics product area, we will complete our ongoing ARPA-E GAMOW development effort and pursue public-private development grants to complete product development such as ARPA-E's SCALEUP program. We will develop and sell products for fusion plasma heating and control systems. Our goal is to have products on the market within 5 years.

Aerospace and control

In the aerospace and control product areas, we will continue our development of advanced control software and hardware products. We will pursue NASA Tipping Point public-private development grants to raise the technological readiness level (TRL) of our control, navigation, and actuation hardware products through flight experiments. We will also pursue commercial consulting contracts and continue to update our commercial software products.

RELATED PARTY TRANSACTIONS

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent

practicable date but no earlier than one hundred twenty (120) days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

As of the date of this Form C, the Company has five outstanding loans from its Director and President, Michael Paluszek, totaling $ 119,500. See "*Debt*" above for more information.

The Company is currently in discussions with a potential investor who is a family member of an officer of the Company regarding a potential investment.

RECENT OFFERINGS OF SECURITIES

Below are the Company's offerings of securities within the last three (3) years.

Security Type	Principal Amount of Securities Issued	Amount of Securities Sold	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Common Stock	$20	20	N/A*	July 2022	Section 4(a)(2)
Common Stock	$101	200	N/A*	December 1992 and May 2022	Section 4(a)(2)

*The proceeds of such sales of Common Stock involve only a nominal monetary value and cannot be appropriately attributed to any material use of the Company's proceeds.

As stated in the preceding section, the Company is currently in discussions with a potential investor regarding a potential investment, which would qualify for a registration exemption as a private placement under Section 4(a)(2).

SECURITIES BEING OFFERED AND RIGHTS OF THE SECURITIES

General

The Company is offering Convertible Notes and shares of Non-Voting Common Stock into which they may convert. The Crowdfunding SPV is a special purpose investment vehicle exempt from registration under the Investment Company Act, pursuant to Rule 270.3a-9 promulgated thereunder. The Crowdfunding SPV is offering $1,235,000 worth of the Securities. If the Target Amount is reached, the Crowdfunding SPV will purchase the Convertible Notes from the Company.

The Target Offering Amount is $100,000. The Company must reach its Target Offering Amount by the Offering Deadline. Unless the Company raises at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned to Investors.

If the Company reaches the Target Offering Amount prior to the Offering Deadline, the Company may undertake early closings on a rolling basis while allowing additional investment commitments towards its Maximum Offering Amount. Further, the Company may determine that it is in its best interest to amend this Offering to include audited financial statements in order to raise more than the Target Offering Amount. Previous Investors for whom the Company has accepted subscriptions will not have the opportunity to reconfirm their investments after such amendment, if any, has been filed.

The Crowdfunding SPV

The Securities will be issued by the Company. The proceeds from the Offering will be received by the Crowdfunding SPV and invested immediately in the Convertible Notes issued by the Company. The Crowdfunding SPV will be the legal owner of the Convertible Notes. Investors in this Offering will own membership interests in the Crowdfunding SPV. Pursuant to the SEC's rules, Investors will receive the same economic, voting and information rights in the Convertible Note (and the Non-Voting Common Stock into which they may convert) as if they had invested directly into the Company.

Terms of the Convertible Notes

The following is a summary of the basic terms and conditions of the Convertible Notes. The following summary is qualified in its entirety by the terms included in the Convertible Promissory Note and Convertible Promissory Note Purchase Agreement of the Company. All capitalized terms in this "Terms of the Convertible Notes" section have the meanings set forth in Convertible Note.

Maturity Date:	Principal and unpaid accrued interest on the Convertible Note will be due and payable on April 30, 2026 (the "*Maturity Date*").

Interest:	Simple interest will accrue on an annual basis at the rate of five percent (5%) per annum based on a three hundred (365)- day year.
Conversion to Non-Voting Common Stock upon Qualified Financing:	If the company issues its capital stock in an offering resulting in gross proceeds of $1,235,000 (a "**Qualified Financing**"), then the Convertible Notes, and any accrued but unpaid interest thereon, will automatically convert into Non-Voting Common Stock of the Company at either a conversion price equal to the lesser of: (1) eighty percent (80%) of the per share price paid by the purchasers of the capital stock in the Qualified Financing, regardless of the terms of the capital stock issued in the Qualified Financing; or (2) the quotient obtained by dividing $12,000,000 (the "**Valuation Cap**") by the Fully Diluted Capitalization.
Conversion to Equity on Maturity Date:	If the Convertible Note has not been previously converted pursuant to a Qualified Financing, then, effective upon the Maturity Date, the Convertible Note will automatically convert into the Preferred Stock of the Company at the Valuation Cap.
Sale of the Company:	If a Qualified Financing has not occurred and a Sale of the Company occurs prior to the Maturity Date, then (i) the Company will give the Investors at least five (5) days prior written notice of the anticipated closing date of such sale of the Company; and (ii) the Company will pay each Investor an aggregate amount equal to 1.5 times the aggregate amount of principal and interest then outstanding under such Convertible Note.
Pre-Payment:	The principal and accrued interest due may not be prepaid unless approved in writing by the Requisite Holders.
Amendment and Waiver:	The Note Purchase Agreement and the Convertible Note may be amended, or any term thereof waived, upon the written consent of the Company and the Requisite Holders.
No Security Interest:	The Convertible Note is a general unsecured obligation of the Company, subordinated to any current or future debts of the Company.

Description of the Outstanding Capital Stock of the Company

The following description summarizes the most important terms of the Company's capital stock. This summary does not purport to be complete and is qualified in its entirety by the provisions of our Certificate of Incorporation. For a complete description of our capital stock, you should refer to our Certificate of Incorporation and to the applicable provisions of New Jersey law.

The Company's authorized capital stock consists of 2,500 shares of common stock, each share having no par value ("***Common Stock***"), 220 of which are issued and outstanding.

Common Stock

Dividend Rights

The holders of our Common Stock are entitled to receive dividends, if any, as may be declared from time to time by the Board of Directors out of legally available funds. We have never declared or paid cash dividends on any of our capital stock and currently do not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights

Each holder of our Common Stock is entitled to one (1) vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Directors are elected by a plurality of the votes cast by the shares entitled to vote; shareholders do not have a right to cumulate their votes for directors. Holders of the Non-Voting Common Stock (which are not currently authorized) will only be entitled to vote on matters for which the right to vote is required under New Jersey law.

Right to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all our debts and other liabilities.

Rights and Preferences

The rights, preferences and privileges of the holders of the Company's Common Stock are subject to and may be adversely affected by the rights of the holders of shares any additional classes of stock that we may designate in the future.

Non-Voting Common Stock

At the time of this Offering, the Company has not yet authorized the Non-Voting Common Stock. The Company intends to authorize the Non-Voting Common Stock prior to the conversion of the Convertible Notes.

The holders of the Non-Voting Common Stock have all of the same rights as that of the Common Stock, except that the holders of the Non-Voting Common Stock will not have the right to vote on matters submitted to shareholders for a vote.

Transfer Agent

The Company has not engaged a transfer agent as it intends to maintain current records of Investors through the recordkeeping by the Crowdfunding SPV.

Transferability of the Convertible Notes

For a year, the Convertible Notes may only be resold:

- In an initial public offering or other public offering registered with the SEC;

- To the Company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

How We Determined the Price of the Securities

The Valuation Cap is not based on the historical financial performance of the Company or any other objective metric.

REGULATORY INFORMATION

Disqualification

Neither the Company, the Crowdfunding SPV, nor any of our officers or managing members is disqualified from relying on Regulation Crowdfunding.

Testing the Waters

The Company has a pre-Offering website at https://www.spacedventures.com/prelaunch/princeton-satellite-systems-pre-launch/pitch, where prospective investors may indicate their interest in the Securities and gain information about the Company.

The Crowdfunding SPV has not engaged in any "testing-the-waters" activity prior to this Offering.

Annual Reports

The Company timely filed its annual reports for 2020 and 2021. An annual report for the Crowdfunding SPV is not yet due.

Compliance Failure

Neither the Company nor the Crowdfunding SPV have previously failed to comply with the requirements of Regulation Crowdfunding.

INVESTING PROCESS

Information Regarding Length of Time of Offering

Investment Cancellations: Investors may, for any reason, cancel their investment commitments for any reason, up to 48 hours prior to the Offering Deadline. Once there are 48 hours remaining until the Offering Deadline, investors will not be able to cancel for any reason, even if they make an investment commitment during such 48-hour time period.

Notifications: Investors will receive periodic notifications regarding certain events pertaining to this Offering, such as the Company reaching its Target Offering Amount, the company making an early closing, the Company making material changes to its Form C, and the Offering closing on the Offering Deadline.

Material Changes: Material changes to this Offering include, but are not limited to: a change to the Target Offering Amount, a change to the price of the Security, a change to the Offering Deadline, or a change in the Company's management. If the Company makes a material change to the Offering terms or other information disclosed, Investors will be given five (5) business days to reconfirm their investment commitment. If Investors do not make such reconfirmation, their investments will be cancelled and all funds invested will be returned.

Rolling and Early Closings: The Company may elect to undertake rolling closes after it has received investment interests for its Target Offering Amount. During a rolling close, Investors who have committed investment funds will be provided five (5) days of notice prior to the acceptance of their subscriptions, release of their funds to the Company, and issuance of Securities to the Investors. During such time, the Company may continue soliciting investors and receive additional investment commitments. Investors should note that if they have already received the Securities, the investors will not be required to reconfirm their investment commitments upon the Company's filing of a material amendment to the Form C. In an early closing, the Offering will terminate upon the new offering deadline, which must be at least five days from the date of the notice thereof.

Investor Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period if they are non-accredited investors.[1] Such limitation depends on their net worth (excluding the value of their primary residence) and annual income. If either the investor's annual income or net worth is less than $124,000, then during any 12-month period, the investor may invest (i) the greater of either $2,500 or (ii) 5% of the greater of their annual income or net worth. If both the investor's annual income and net worth are equal to or more than $124,000, then during any 12-month period, the investor may invest up to 10% of annual income or net worth, whichever is greater, but their investments may not exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, no investment limits apply.

---

[1] An "accredited investor" is defined under Section 230.51 of Regulation D.

Updates

Information regarding updates to the offering and to subscribe can be found here, www.spacedventures.com/https://www.spacedventures.com/offers/princeton-satellite-systems/pitch.

33

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

_____
(Signature)

Michael Paluszek
_____
(Name)

President
_____
(Title)

October 25, 2022
_____
(Date)

_____
(Signature)

Stephanie Thomas
_____
(Name)

Vice President
_____
(Title)

October 25, 2022
_____
(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

_____
(Signature)

Michael Paluszek
_____
(Name)

President and Director
_____
(Title)

October 25, 2022
_____
(Date)

Marilyn Ham
_____
(Signature)

Marilyn Ham
_____
(Name)

Secretary and Director
_____
(Title)

October 25, 2022
_____
(Date)